Exhibit (d)(5)
CERTAIN IDENTIFIED INFORMATION HAS BEEN REDACTED FROM THIS
EXHIBIT, BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT
REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. “[***]”
INDICATES THAT INFORMATION HAS BEEN REDACTED.

October 13, 2023
Via PDF e-mail

Jon Heimer
Chief Executive Officer and Director
Olink Holding AB (publ)
[***]
[***]
Sweden
Re: Olink Holding AB (publ)
This Exclusivity Agreement (this “Agreement”) is in reference to certain discussions between Thermo Fisher Scientific Inc. (“Thermo Fisher”) and Olink Holding AB (publ) (“Olink” or the “Company”) regarding a potential transaction (on the terms of the non-binding letter of intent referenced below, the “Transaction”) involving Thermo Fisher’s acquisition of 100% of the Company on the terms set forth in the confidential non-binding letter of intent delivered by Thermo Fisher to the Company dated as of October 12, 2023.
In consideration of Thermo Fisher’s commitment of time, expenses and resources, the Company shall, and shall use reasonable best efforts to cause Summa Equity AB (“Summa”) and the affiliates and representatives of the Company and Summa (collectively, the “Olink Parties”) to, (i) immediately cease all contacts, discussions and negotiations with any person (other than Thermo Fisher and its representatives) with respect to any acquisition transaction involving the Company and (ii) work exclusively with Thermo Fisher and its representatives towards the signing and announcement of the Transaction during the period following the date of acceptance of this Agreement by Olink and ending at 12:00 p.m., New York City time, on October 17, 2023; provided, however, that if the principle definitive documentation in respect of the Transaction has not been executed by all of the parties thereto during such time and Thermo Fisher and its representatives are working in good faith in furtherance of the negotiation and execution thereof, such date shall automatically be extended for successive one (1)-business day renewal terms, unless either Thermo Fisher or Olink provides notice of non-renewal. During this period, the Company shall not, and shall cause the other Olink Parties acting on behalf of the Company not to, (i) directly or indirectly through any other party engage in any negotiations or discussions with, or provide any information to, any other persons, firm or entity with respect to an acquisition transaction involving the Company, (ii) directly or indirectly through any other party solicit any proposal relating to the acquisition of the Company, or (iii) dispose of any material assets of the Company other than in the ordinary course of business.
In the event that any provision of this Agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. The terms of this Agreement may be amended or modified, in whole or in part, only by subsequent written agreement executed by each of the parties hereto. Neither party may assign this Agreement without the prior written consent of each other party. This Agreement may be executed by exchange of electronic signatures and in counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one agreement binding on both parties.
This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and any dispute relating to the contents of this letter shall be subject to the exclusive jurisdiction of the courts thereof.
The provisions of this Agreement will be legally binding on and enforceable against the parties hereto; provided that the parties expressly agree that this Agreement is not intended to be, and does not constitute, a binding or enforceable obligation on or commitment of either party or any of its affiliates to negotiate, in any manner, enter into or complete the Transaction. A binding obligation or commitment with respect to the Transaction will result only from the execution, if any, of definitive documentation between the parties governing the Transaction, subject to the terms and conditions expressed therein. Notwithstanding the foregoing, the parties acknowledge and agree that nothing
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herein shall, or shall be deemed to, supersede, amend or affect in any way the parties’ respective rights and obligations pursuant to that certain confidentiality agreement entered into by the parties on June 25, 2023, which remains in full force and effect in accordance with its terms.
If the Company is in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.
Sincerely,

/s/ Paul Parker

Paul Parker
Senior Vice President, Strategy and Corporate Development

Mutually Agreed and Acknowledged:

Olink Holding AB (publ)

By:
Name:
Title:

Date:

cc:
Marc Casper
Stephen Williamson
Gianluca Pettiti
Mark Smedley
Dan Shine
Gary Matt
Jonas Svedlund, Esq.
Mike McCullough
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Sincerely,

Paul Parker
Senior Vice President, Strategy and Corporate Development

Mutually Agreed and Acknowledged:

Olink Holding AB (publ)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	CEO

Date:	October 13, 2023

cc:
Marc Casper
Stephen Williamson
Gianluca Pettiti
Mark Smedley
Dan Shine
Gary Matt
Jonas Svedlund, Esq.
Mike McCullough
Page 3 of 3	168 Third Avenue	Waltham, MA 02451	(781) 622-1000 (781)768-6655 fax	www.thermofisher.com